

July 15, 2011

Via Email
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re: Ally Financial Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed June 29, 2011**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 29, 2011

Recent Developments, page 10

1. If you intend to use this prospectus prior to updating your financial statements and Management's Discussion and Analysis Section, please provide expanded disclosure about your quarterly results, financial condition and the significant events that occurred in the second quarter, such as any changes in your reserves for events including repurchase obligations and litigation reserves.

2. We note your response to comment 4 in our letter dated June 9, 2011. In particular, we note the last paragraph of your response in which you state that management does not

believe there is a risk of future material payments related to mortgage insurance rescissions. Please revise to include similar disclosure in the Recent Developments section and expand your Management's Discussion and Analysis to discuss management's view of the impact of contingent risk upon your capital and earnings in upcoming periods.

Risk Factors

Ally and its subsidiaries …, page 18

3. We note your revised disclosure on page 23 regarding governmental scrutiny of your activities with regard to securitization trusts. Please revise that risk factor, or another appropriate risk factor, to address the number and total amount of payments that could be considered "bulk settlements." Also, revise your disclosure to explain the nature of "bulk settlements."

Our business requires substantial capital and liquidity …, page 26

4. Please tell us, with a view towards revised disclosure both in this section and in Management's Discussion and Analysis, whether or not you are in compliance with the requirement that you maintain a Tier I leverage ratio of 15%. We note that your Tier 1 capital and Tier 1 leverage ratios were 14.68% and 12.78% respectively as of the end of the March 31, 2011 quarter. Also, please tell us the source of the requirement to maintain a 15% Tier 1 leverage ratio, including specific citations to relevant regulation.

We may be required to repurchase mortgage or other loans …, page 29

5. Revise this risk factor to disclose the amount you have reserved, to date, to address your repurchase liability.

6. We note an increase in discussion in the financial press and some recent court cases involving other financial institutions that alleged that mortgages were not correctly conveyed to the securitization trusts under the controlling state law. Please identify whether management has evaluated the potential that mortgages transferred by Ally or ResCap from 2004 through 2010 might be similarly challenged, the total amount transferred to securitization trusts and the total amount of losses on those trusts, to date. Please also discuss any potential defenses relating to older loans, including contractual defenses or statute of limitations that could impact Ally or ResCap's liability. Consider appropriate revisions to your Management's Discussion and Analysis section based upon your response.

We are exposed to consumer credit risk …, page 31

7. We note your response to comment 6 in our letter dated June 9, 2011. Please revise to clarify that you may have exposure to nonprime loans in connection with your International Automotive Finance Operations and explain why you cannot quantify such exposure.

Loan Repurchases and Obligations Related to Loan Sales, page 162

8. We note your disclosure on page 10 (Recent Developments) regarding payments in the second quarter of 2011 to securitization trusts to cover losses related to mortgage insurance rescissions although no claims have been made. Please address the following:

   • Tell us if your representation and warranty reserve obligation, before and after the second quarter, includes estimates related to mortgage insurance rescissions. If your obligation does not include an estimate for insurance rescissions, please explain why.

   • Revise your disclosure on page 165 (Representation and Warranty Obligation Reserve Methodology) and elsewhere in your registration statement, as necessary, to clarify your accounting policy.

   • Revise your table on page 165 (unpaid principal balance and number of loans related to unresolved purchases), and elsewhere in your registration statement as necessary, to include mortgage insurance rescissions where no demand has occurred.

   • Disclose whether you have any statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands and whether or not the rescissions are concentrated within certain loan types.

   • Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage.

   • Disclose whether you have had any success in persuading the mortgage insurer to reinstate coverage due to lack of a contractual breach.

Government-sponsored Enterprises, page 166

9. We note your response to comment 3 in our letter dated June 9, 2011. Revise to disclose the amount of losses incurred relating to repurchase obligations with Freddie Mac and Fannie Mae since January 1, 2009 and June 30, 2010, respectively.

10. Please revise to provide investors with a clearer understanding of what loans are excluded from the settlement agreements with Freddie Mac and Fannie Mae. For example, if true,

explain that the Freddie Mac settlement agreement excludes obligations that are not loan-level representations, warranties, covenants or agreements and describe in clear terms what non loan-level representations, warranties, covenants or agreements are.

11. We note your concern with respect to disclosing the amount of securities that Freddie Mac owns. Please tell us whether you believe quantifying the amount of private-label securitization exposure is information that is material to investors. If material, please revise to quantify your exposure. In the event you conclude that such disclosure is not material, provide us with your legal analysis and quantify the exposure in your analysis.

Notes to Condensed Consolidated Financial Statements

Note 24 – Contingencies and Other Risks, page F-84

12. We note your disclosure on page 23 as it relates to subpoenas received in June 2011 and that the outcome could result in material adverse consequences. In light of these recent developments, we reiterate points communicated in our October 2010 letter to certain public companies as a reminder of their disclosure obligations to consider in their public filings the risks and costs associated with mortgage and foreclosure-related activities or exposures (refer to our website for an example of this letter at http://www.sec.gov/divisions/corpfin/guidance/cfoforeclosure1010.htm).

13. Considering our comment above, please disclose how recent developments have impacted, or will impact, your representation and warranty and other contingency estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
     Richard A. Drucker, Esq.
       Davis Polk & Wardwell LLP